Exhibit 1

FOR IMMEDIATE RELEASE	1 December 2014

WPP PLC (“WPP”)

Voting rights and Capital 30 November 2014

WPP confirms that its capital consists of 1,325,739,754 ordinary shares with voting rights.

WPP holds 7,526,560 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,318,213,194 shares.

The figure 1,318,213,194 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP London	+44(0) 207 408 2204